# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AirSculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 802, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001889646

## Reporting persons
- Aaron Rollins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,721,062; shared voting power 0; sole dispositive power 14,721,062; shared dispositive power 0; aggregate amount beneficially owned 14,721,062 (23.6% of the class)
  Comment: (Rows 5, 7 and 9) Represents 14,721,062 shares of common stock, $0.001 par value per share ("Common Stock"), of AirSculpt Technologies, Inc. (the "Issuer") held directly by Dr. Rollins.
  
  (Row 11) This percentage is calculated based on 62,436,670 shares of Common Stock outstanding as of July 31, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 1, 2025.

## Item 1. Issuer
Name of issuer: AirSculpt Technologies, Inc.
Address of issuer's principal executive offices: c/o AirSculpt Technologies, Inc. 1111 Lincoln Road, Suite 802 Miami Beach, Florida 33139

## Item 2. Person Filing
Name of person filing: The person filing this statement is Aaron Rollins.
Address of principal business office or, if none, residence:
c/o AirSculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, Florida 33139
Citizenship: Aaron Rollins is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,721,062
Percent of class: 23.6%
Sole power to vote or to direct the vote: 14,721,062
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,721,062
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Aaron Rollins: /s/ Aaron Rollins, Aaron Rollins (08/06/2025)